FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE
         ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1999

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________________ to
____________________

Commission file number 1-9513







                    EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
              ---------------------------------------------------
              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)









                            CMS ENERGY CORPORATION
                       Fairlane Plaza South, Suite 1100
                            330 Town Center Drive
                           Dearborn, Michigan 48126
                    --------------------------------------
                    (Name of Issuer of the Securities held
                     pursuant to the Plan and the address
                      of its principal executive office)




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY





      FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
                  TOGETHER WITH AUDITORS' REPORT



            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           ------------------------------------------

To the Employees' Savings & Incentive Plan of Consumers Energy
Company:

We have audited the accompanying statements of financial position of the EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1999 and 1998, and the changes in members' equity for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
June 23, 2000.


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                        INDEX TO FINANCIAL
                     STATEMENTS AND SCHEDULES



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE
YEARS IN THE PERIOD ENDED DECEMBER 31, 1999

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 1999 AND 1998

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS
              OF DECEMBER 31, 1999

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1999

EXHIBIT A   - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

              STATEMENT OF CHANGES IN MEMBERS' EQUITY







                                For the Years Ended December 31,
                         -------------------------------------------
                           1999           1998           1997
                        ------------- -------------- ----------------

MEMBERS' EQUITY -
 BEGINNING OF PERIOD   $747,234,232   $627,454,980   $479,029,108


CHANGES DURING PERIOD:
  Members' contributions
 (Note 1)                 63,688,492     38,766,501    36,441,668
  Employers' contributions
  (Note 1)                21,528,599     17,970,163    18,658,274
  Rollover of loans from
 acquisitions              2,757,779             -             -
                         -----------    -----------   -----------
                          87,974,870     56,736,664    55,099,942
                         -----------    -----------   -----------

  Investment income       20,201,298     18,247,589    22,030,770
  Interest income from
    participant loans      1,933,968      1,775,146       867,306
  Interest income from
    short-term
    investments              821,110      1,269,491     1,570,189
  Gain on securities sold
    or distributed
    (Note 2)              50,657,095     31,251,257    27,746,407
  Change in unrealized
   appreciation
  (depreciation)
  of investments
  (Note 2)               (65,365,999)    51,107,042    69,522,533
                         ------------  ------------  ------------

                          8,247,472    103,650,525   121,737,205
                         ------------  ------------  ------------


  Distribution to
   Members              (39,791,897)   (40,607,937)  (28,411,275)
                        ------------  -------------  ------------
  Net change during
   period                56,430,445    119,779,252   148,425,872
                        ------------  -------------  ------------

MEMBERS' EQUITY -
 END OF PERIOD         $803,664,677    $747,234,232  $627,454,980
                       =============  =============  ============





 The accompanying notes are an integral part of these statements.





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

                  STATEMENT OF FINANCIAL POSITION




                                        As of December 31,
                                     --------------------------
                                      1999             1998
                                  -------------  ----------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment contracts
    (at cost plus interest earned
     thereon)                      $116,931,823     $ 93,420,022
    Common stock of corporations
    other than CMS Energy (cost
    $227,705,157 in 1999 and
      $183,200,306 in 1998)         286,770,509      251,579,928
    Common stock of CMS Energy
      (cost $178,102,325 in 1999
       and $134,068,835 in 1998)    207,530,294      276,748,963
    Nicholas-Applegate Core
      Growth Institutional Portfolio
      (cost $38,009,779 in 1999 and
      $32,575,798 in 1998)           78,891,151       35,244,333
    Smith Barney International
      Equity Collective Trust
     (cost $16,387,345 in 1999
      and $15,331,478 in 1998)       31,302,707       17,842,780
    Class G Common Stock of CMS
     Energy (cost $4,933,539
     in 1998)                                -         5,891,950
    Vanguard Large-Cap Value
     Index
      (cost $1,666,869 in 1999)       1,631,425                -
    Vanguard S&P 500 Index
      (cost $4,235,115 in 1999)       4,513,877                -
    Vanguard Large-Cap Growth Index
      (cost $6,915,955 in 1999)       7,401,056                -
    Nicholas-Applegate Small-Cap
      Growth Fund(cost $2,686,022
      in 1999)                        3,394,433                -
                                    -----------   ---------------
      Subtotal                      738,367,275      680,727,976

    Short-term investments (at
      cost which approximates
      market)                        17,011,128       26,242,843
    Loans to Members (at cost
      which approximates
      market)                        35,303,712       29,963,181
                                    -----------   --------------
    Total Investments               790,682,115      736,934,000

  Other Assets -
    Current receivables from
      Members                         3,618,064        3,061,098
    Current receivables from
    Employers                         8,880,013        6,858,416
                                     ----------   --------------
                                     12,498,077        9,919,514
  Income Receivable
    Interest and dividends
      receivable                        484,485          380,718
                                     ----------   --------------

MEMBERS' EQUITY                     803,664,677     747,234,232
                                    ===========   ==============





 The accompanying notes are an integral part of these statements.





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                   NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General
-------
The Employees' Savings & Incentive Plan of Consumers Energy Company (the "Plan") is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers and CMS Energy and their subsidiaries which are at least 80% owned and have adopted the
Plan). Mr. T. A. McNish, Vice-President, Secretary and Assistant Treasurer of Consumers Energy Company, is the Plan Administrator. The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Trustee
-------
The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement with State Street
Bank and Trust (the "Trustee"), effective April 1997. NBD Bank was the Trustee through March 1997.

Eligibility
-----------
To be eligible to participate in the Plan, an employee must be a regular employee, as defined in the Plan agreement.

Contributions
-------------
Each employee electing to participate in the Plan ("Member") contributes by payroll deductions not less than 1% nor more than 16% of his compensation up to a maximum of $10,000 for 1999 and 1998. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as administratively feasible. A Member may discontinue contributions as of any pay date upon prior notice to his Employer. However, if he discontinues contributions without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary is equal to or more than $70,000, the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees. Such Employer



              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                   NOTES TO FINANCIAL STATEMENTS
                            (Continued)


(1)  PLAN DESCRIPTION (Continued)

contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on earnings performance goal set by Company at the beginning of the year.

The Incentive Contribution will be based on the Member's net
Elective Employer and Participant Contributions of up to 6% of each Member's compensation.

The Plan Administrator may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows:
10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service.
Member contributions and related earnings are fully vested at all times.

During 1999, member contributions include approximately
$20,700,000 from member rollovers related to acquisitions, principally CMS Energy's acquisition of Panhandle Eastern Pipe
Line Company in March of 1999.

Member Loans
------------
Members may borrow from the Plan up to 50% of their account balance, to a maximum not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant's loan fund (Fund D). Loan terms range from one to five years* and are secured by the balance in the Participant's account.** Repayments of principal and interest are made primarily through payroll deduction.

Plan-Related Expenses
---------------------
The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.

 *Up to ten years for purchase of a principal residence.

**A new loan rate is determined by subtracting one full percentage point from the current major New York bank prime rate. The rate on new loans taken during 1999 was 6.75 percent to 7.25 percent.




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                   NOTES TO FINANCIAL STATEMENTS
                            (Continued)


(1)  PLAN DESCRIPTION (Continued)

Fund Investments
----------------
    Fund A - The investments in this fund consist of guaranteed investment contracts with the Allstate Life Insurance Company, Chicago, Illinois; New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; Prudential Asset Management Company, Chicago, Illinois; and Travelers Life & Annuity, Hartford, Connecticut; and cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement.

    Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

    Fund C - The investments in this fund may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund, shall not exceed 10% of the outstanding voting shares of CMS Energy Corporation. Employers' contributions must be invested in this fund.

    Fund D - The investments in this fund consist of the promissory notes of Plan Members.

    Fund E - The investments in this fund may consist of mid-cap growth-oriented common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                   NOTES TO FINANCIAL STATEMENTS
                            (Continued)


(1)  PLAN DESCRIPTION (Continued)

    Fund F - The investments in this fund may consist of international common stocks selected by the Investment Manager, Salomon Smith Barney Capital Management, New York, New York, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

    Fund G - As of October 25, 1999, all outstanding shares of CMS Energy Class G common stock were exchanged for shares of CMS Energy common shares at a rate of one Class G share for 0.7041 CMS common share(s). Since no Class G common shares remain outstanding, Fund G is being closed. The CMS common shares received by Fund G as a result of the exchange were transferred to participation in Fund C.

    Fund H - The investments in this fund may consist of stocks of the S&P 500 Index that are considered value stocks as selected by The Vanguard Group.

    Fund I - The investments in this fund consist of stocks of the S&P 500 Index as selected by The Vanguard Group.

    Fund J - The investments in this fund consist of stocks of the S&P 500 Index that are considered growth stocks as selected by The Vanguard Group.

    Fund K - The investments in this fund may consist of small-cap growth-oriented common stocks selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion.


Reallocations
-------------

All or part of a Member's past contributions which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B, Fund C, Fund E, Fund F, Fund H, Fund I, Fund J or Fund K on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                   NOTES TO FINANCIAL STATEMENTS
                            (Continued)


(1)  PLAN DESCRIPTION (Continued)

Forfeitures
-----------
The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive Contributions credited to their accounts. Such amounts forfeited totalled approximately $197,000 in 1999 and are treated as a reduction of the Employers' contribution liability.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuations
----------
The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Funds B, C, E, F, H, I, J and K are stated at current market value.
Market value for most Fund B, C, E, F, H, I, J and K common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter ("OTC") market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments held in Funds A, B, C, E, F, H, I, J and K are stated at cost which approximates market.

Gains and Losses
----------------
Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the statement of changes in members' equity for the years ended December 31, 1999, 1998 and 1997 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

Guaranteed Investment Contracts
-------------------------------
The Plan has entered into several fully benefit-responsive investment contracts with various insurance companies. All of these contracts are held in Fund A and are credited with interest and charged for Plan withdrawals and administrative expenses.
The contracts are included in the financial statements at contract value (cost plus accrued interest less withdrawals) which approximates fair value. The contracts earn interest at fixed rates ranging from 6.50% to 8.05% and mature between March 2000 and June 2005. The average aggregate yield for these contracts was 7.38% and 7.33% in 1999 and 1998, respectively.




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                   NOTES TO FINANCIAL STATEMENTS
                            (Continued)



(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates
---------
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated November 20, 1996. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") of 1954 as amended by the "Employee Retirement Income Security Act of 1974" ("ERISA") and is exempt from taxation under Section 501(a) of the
Code.   Under existing Federal income tax laws, (a) the Company
is entitled to deduct its contributions to the Plan in computing its Federal income tax; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income unless distributed as an "eligible rollover distribution."

(4)  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of members' equity and distributions paid to members per the financial statements to members' equity and distributions paid to members per the Form
5500 for the Plan year 1999:

                                           Total
                                       -------------
Members' Equity per Financial
    Statements                         $803,664,677
Benefits payable to members 1999         (4,180.394)
                                       -------------
Members' Equity per Form 5500          $799,484,283
                                       =============
Distributions paid to members per
  Financial Statements                 $ 39,791,897
Benefits payable to members 1998         (3,637,187)
Benefits payable to members 1999          4,180,394
                                       -------------
Distributions paid per Form 5500       $ 40,335,104
                                       =============




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                   NOTES TO FINANCIAL STATEMENTS
                            (Continued)


(5)  PLAN TERMINATION

The Employers expect the Plan to be permanent, but since future conditions affecting the Plan cannot be anticipated or foreseen, the Employers reserve the right, by action of the Board of Directors of Consumers Energy Company, to terminate or amend the Plan in whole or in part.

Upon termination or partial termination of the Plan, or upon a complete discontinuance of contributions, the interest of each person in the Plan shall be segregated and set aside by the Trustee and one hundred percent (100%) of the value of the Matching Employer contribution credited to the account of a person having an interest in the Plan shall be vested in such person.

(6)  GENDER

Any masculine terminology used herein shall also include the feminine.



                                                        SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

    ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      AS OF DECEMBER 31, 1999



                                                                   Current
Identity of Issuer and Title of Issue                Cost           Value
-------------------------------------           ------------  -------------

GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -

  Allstate Life Insurance Company
    (6.71%, matures 07/28/2000)                   $  5,333,502 $ 5,333,502
  Allstate Life Insurance Company
    (7.65%, matures 03/27/2000)                      7,105,340   7,105,340
  New York Life Insurance Company
    (7.45%, matures 03/31/2000)                      7,036,046   7,036,046
  New York Life Insurance Company
    (7.10%, matures 06/27/2005)                     10,381,937  10,381,937
  Principal Mutual Life Insurance
    Company (7.20%, matures 04/01/03)                7,271,778   7,271,778
  Principal Mutual Life Insurance
    Company (6.55%, matures 06/01/2000)              5,349,448   5,349,448
  Principal Mutual Life Insurance
    Company (6.00%, matures 02/15/2005)             15,798,792  15,798,792
  The Prudential Asset Management Company
    (6.50%, matures 11/30/2001)                     15,576,722  15,576,722
  The Prudential Asset Management Company
    (8.05%, matures 10/02/2000)                     15,007,998  15,007,998
  The Prudential Asset Management Company
    (6.97%, matures 96/21/2004)                      7,252,549   7,252,549
  Travelers Life and Annuity
    (6.45%, matures 05/12/2005)                     20,817,711  20,817,711
                                                  ------------ -----------
  Total Guaranteed Investment Contracts           $116,931,823 $116,931,823
                                                  ------------ ------------


COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

AT&T CORP                                         $  4,763,720 $ 4,557,881
AXA FINANCIAL INC                                    3,340,399   3,495,200
ALASKA AIR GROUP                                       784,799     576,050
ALLERGAN INC                                         1,275,395   1,477,575
ALTERA CORP                                            542,393     574,925
AMEREN CORP                                          2,090,038   1,660,425
AMERICA ONLINE INC                                   4,916,131   5,963,775
AMERICAN GEN CORP                                    1,569,299   1,684,425
AMERICAN HOME PROD                                   1,263,179     910,600
AMERICAN INTL GROUP INC                                691,100   1,492,125
AMGEN INC                                              585,271     786,819
ANADARKO PETROLEUM CORP                                717,126     819,000
ANHEUSER BUSCH COS INC                               2,587,870   2,572,763
ASSOCIATES FIRST CAP                                   874,870     809,406



                                                                SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

    ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      AS OF DECEMBER 31, 1999
                            (Continued)



                                                                   Current
Identity of Issuer and Title of Issue                Cost           Value
-----------------------------------------           ---------- -----------

ATLANTIC RICHFIELD CO                                4,758,773   4,696,950
AVERY DENNISON CORP                                    351,399     714,175
AVON PRODUCTS                                        1,287,921   1,032,900
BANK AMERICA CORP                                    2,866,205   2,424,056
BAXTER INTL INC                                      1,911,075   1,871,813
BELLSOUTH CORPORATION                                1,236,886   1,451,188
BLACK & DECKER CORP                                  1,581,386   1,546,600
BOISE CASCADE                                          593,192     696,600
BORG WARNER AUTOMOTIVE                                 969,330     700,650
BP AMOCO                                               888,372   1,346,394
BRINKER INTL INC                                       845,177     699,625
BRISTOL MYERS SQUIBB CO                              2,969,699   4,505,963
BURLNGTN NORTHN SANTA FE                             1,476,128   1,086,400
CBS CORP                                             1,612,108   2,442,412
CENTEX CORP                                            913,402     565,344
CHAMPION INTL                                          574,409     631,763
CISCO SYS INC                                        5,410,967   9,791,225
CITIGROUP INC                                        5,460,644   8,954,550
CLEAR CHANNEL COMMUNICA                              1,804,860   2,320,500
COLGATE PALMOLIVE                                      942,886   1,027,000
COMERICA INC                                         1,954,155   1,540,688
COMPAQ COMPUTER                                        667,599     725,275
COMPUTER ASSOC INTL INC                              1,638,324   2,161,069
CONSTELLATION ENERGY                                   688,615     698,900
DANAHER CORP                                         2,024,749   1,683,925
DAYTON HUDSON CORP                                   1,354,928   1,711,094
DELL COMPUTER CORP                                   1,608,380   2,325,600
DIAL CORP                                            1,108,501   1,351,775
DONNELLEY R R & SONS                                   653,272     652,569
EMC CORP                                             1,346,911   1,551,350
EDISON INTL                                          1,932,742   1,838,363
EXXON MOBIL CORP                                     2,413,873   2,352,425
FEDERAL NATL MTG ASSN                                3,136,049   3,558,938
FEDERATED DEPT STORES                                  998,942   1,107,319
FIFTH THIRD BANCORP                                  1,074,999   1,137,313
FIRST DATA CORP                                      1,641,487   1,794,975
FLEET BOSTON CORP                                    2,629,698   2,342,881
FLORIDA PROGRESS CORP                                1,509,631   1,645,956
FORD MOTOR COMPANY                                   2,861,433   2,964,175
FPL GROUP INC                                        1,409,657   1,078,875
GAP INC                                              1,574,126   1,890,600
GENERAL DYNAMICS                                     3,453,006   2,827,400
GENERAL ELECTRIC COMPANY                             1,964,946  10,368,250
GOLDEN WEST FINCL                                      950,153   1,008,350
GOODRICH, B F CO                                     1,260,254   1,012,000




                                                                SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

    ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      AS OF DECEMBER 31, 1999
                            (Continued)



                                                                   Current
Identity of Issuer and Title of Issue                 Cost           Value
-----------------------------------------          ----------- -----------

HARTFORD LIFE INC                                    1,324,194   1,051,600
HEWLETT PACKARD CO                                     680,961     978,250
HOME DEPOT INC                                         933,600   5,919,375
HONEYWELL INC                                        3,574,854   3,986,206
ILLINOIS TOOL WORKS                                  1,088,254   1,607,988
INGERSOLL-RAND COMPANY                               3,542,157   3,391,850
INTEL CORPORATION                                    4,147,043   7,251,731
INTL BUS MACHINES CORP                               2,995,393   5,350,600
INTL PAPER CO                                        1,119,533   1,298,063
JOHNSON & JOHNSON                                    3,476,217   3,702,025
KELLOGG CO                                             815,047     776,475
KERR MCGEE CORP                                        893,338     985,800
KEYCORP                                              1,697,557   1,212,450
KIMBERLY CLARK                                       1,514,567   1,806,075
LEAR CORP                                            1,985,261   1,248,000
LEGGETT & PLATT                                        670,660     688,144
LILLY, ELI & CO                                      2,792,499   2,307,550
LIMITED INC                                          1,290,141   1,377,338
LINCOLN NATL CORP                                    1,279,281   1,288,000
LINEAR TECH                                            677,025     729,938
LOWE'S COMPANIES INC                                   346,283   1,183,050
LUCENT TECHNOLOGIES INC                              2,086,859   6,127,500
MBNA CORP                                            2,059,161   2,223,600
MCI WORLDCOM INC                                     5,066,305   6,725,672
MARSH & MCLENNAN COS                                   276,950     889,894
MAXIM INTEGRATED PRODS                               1,617,733   1,802,563
MERCK & COMPANY INC                                  2,697,461   3,500,469
MICROSOFT CORP                                       5,586,740  15,025,713
MONSANTO CO                                          1,583,400   1,396,238
ORACLE CORP                                          1,581,068   3,944,600
OUTBACK STEAKHOUSE INC                               1,049,449     741,813
PECO ENERGY CO                                       1,239,721   1,129,375
PFIZER INC                                           1,534,260   1,563,488
PHILIP MORRIS COS                                    1,891,079   1,414,500
PITNEY BOWES                                         1,199,185   1,222,306
QUAKER OATS CO                                         488,717     643,125
QUALCOMM INC                                           784,481   1,479,450
RELIANT ENERGY INC                                   1,426,644   1,315,313
REYNOLDS & REYNOLDS CO                               1,354,576   1,451,250
ROYAL DUTCH PETROLEUM                                4,095,485   4,293,881
SBC COMMUNICATIONS                                   2,006,093   2,164,500
ST PAUL COS INC                                        812,510     933,144
SCHERING PLOUGH CORP                                 4,101,112   4,351,913
SOLUTIA INC                                          1,072,696     606,694
SOUTHERN CO                                          1,597,616   1,511,050




                                                               SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

    ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      AS OF DECEMBER 31, 1999
                            (Continued)



                                                                   Current
Identity of Issuer and Title of Issue                 Cost           Value
-----------------------------------------          -----------  ----------

SPRINT CORP                                          1,181,532   1,110,656
SPRINT CORP (PCS GRP)                                1,402,023   1,353,000
TANDY CORP                                             185,517     393,500
TELLABS INC                                          1,414,157   2,394,194
TEXAS INSTRS INC                                     2,285,378   3,159,638
TEXTRON INC                                          1,264,431   1,203,994
TIME WARNER INC                                      4,400,949   4,772,625
TJX COS INC                                          2,206,674   1,776,019
TYCO INTL LTD                                        2,019,416   2,597,400
UAL CORP                                             1,694,697   1,853,744
USX MARATHON                                         1,353,688   1,276,344
UNION PAC CORP                                       1,818,848   1,821,769
UNITED TECHNOLOGIES CORP                             2,329,264   4,459,000
UST INC                                              1,341,389   1,090,619
WAL MART STORES INC                                  2,502,418   3,940,125
WARNER LAMBERT CO                                    2,574,445   3,334,856
WELLPOINT HEALTH NTWRKS                                684,518     751,688
WELLS FARGO & CO                                     2,000,939   2,195,756
XL CAPITAL LTD                                         762,722     788,500
XILINX INC                                           1,644,345   1,782,375
YAHOO INC                                            2,271,801   2,899,006
                                                   -----------  ----------

  TOTAL COMMON STOCK OF CORPORATIONS OTHER
    THAN CMS ENERGY CORPORATION (Fund B)          $227,705,156 $286,770,509
                                                  ------------ ------------
*COMMON STOCK OF CMS ENERGY CORPORATION
    (Fund C)                                      $178,102,325 $207,530,294
                                                  ------------ ------------
NICHOLAS-APPLEGATE CORE GROWTH
  INSTITUTIONAL PORTFOLIO (Fund E)                $ 38,009,779 $ 78,891,151
                                                  ------------ ------------
SMITH BARNEY INTERNATIONAL EQUITY
  COLLECTIVE TRUST (Fund F)                       $ 16,387,345 $ 31,302,707
                                                  ------------ ------------
VANGUARD LARGE-CAP VALUE INDEX
  FUND (Fund H)                                   $  1,666,869 $  1,631,425
                                                  ------------ ------------
VANGUARD S&P 500 INDEX FUND
  (Fund I)                                        $  4,235,115 $  4,513,877
                                                  ------------ ------------
VANGUARD LARGE-CAP GROWTH INDEX
  FUND (Fund J)                                   $  6,915,955 $  7,401,056
                                                  ------------ ------------





                                                                SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

    ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      AS OF DECEMBER 31, 1999
                            (Continued)



                                                                   Current
Identity of Issuer and Title of Issue                 Cost           Value
----------------------------------------           ------------ ----------

NICHOLAS-APPLEGATE SMALL-CAP GROWTH
  FUND (Fund K)                                   $  2,686,022 $  3,394,433
                                                  ------------ ------------
Total All Funds                                   $592,640,389 $738,367,275
                                                  ============ ============
*SHORT-TERM INVESTMENTS - STATE STREET
    (Funds A, B, C, E, F, H,
     I, J and K)                                  $ 17,011,128 $ 17,011,128
                                                  ------------ ------------
LOANS TO MEMBERS (Fund D) (Loans mature
    during periods ranging from 0-10
    years and at interest rates from
    5.25% to 8.50%                                $ 35,303,712 $ 35,303,712
                                                  ------------ ------------
Total Investments                                 $644,955,229 $790,682,115
                                                  ============ ============









*Represents Party-in-Interest


                                                          SCHEDULE II



    EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY

             ITEM 4(j) SCHEDULE OF REPORTABLE TRANSACTIONS
                 FOR THE YEAR ENDED DECEMBER 31, 1999






                                                                                   Current Value
  Identity of Party                                                                of Asset on
         and             Number of                  Purchase    Selling   Cost of  Transaction   Net Gain
 Description of Asset  Transactions   Shares           Price      Price    Asset       Date       (Loss)
---------------------  ------------  ------------    -------  ---------- --------- ---------  ----------
CMS Energy Corporation
  Common Stock
  - Purchases                31          997,951   $45,466,889    N/A   $45,466,889  $45,466,889   N/A










*Represents Party-in-Interest






                                                                   EXHIBIT A








                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 23, 1999 included in the Employees' Savings & Incentive Plan of Consumers Energy Company's Annual
Report on Form 11-K for the year ended December 31, 1999 into CMS Energy Corporation's previously filed Registration Statement Files No. 33-29681, No. 33-61595 and No. 333-76347.







                                                 ARTHUR ANDERSEN LLP





Detroit, Michigan,
June 23, 2000





                            SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY







        By                        Thomas A McNish
            -------------------------------------------
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  June 23, 2000.